# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maris Tech Ltd., CIK 0001872964
CUSIP: M68057104
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 2 Yitzhak Modai Street, Rehovot, Israel (L3), 7608804
Date of event which requires filing of this statement: 10/01/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001899664

## Reporting persons
- Bar Israel: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 2,711,401; shared voting power 0; sole dispositive power 2,711,401; shared dispositive power 0; aggregate amount beneficially owned 2,711,401 (20.64% of the class)
  Comment: 1 Consists of (i) 2,546,401 Ordinary Shares held directly by Israel Bar (the "Reporting Person"), and (ii) 165,000 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of October 1, 2026.
  
  2 Based on a total of 12,974,862 Ordinary Shares outstanding as of October 1, 2026, as reported by the Issuer to the Reporting Person.

## Item 1. Issuer
Name of issuer: Maris Tech Ltd.
Address of issuer's principal executive offices: 2 Yitzhak Modai Street, Rehovot, 7608804, Israel

## Item 2. Person Filing
Name of person filing: Israel Bar
Address of principal business office or, if none, residence: 2 Yitzhak Modai Street, Rehovot, 7608804, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,711,401
Percent of class: 1.66%
Sole power to vote or to direct the vote: 2,711,401
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,711,401
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bar Israel: /s/ Israel Bar, Israel Bar (10/06/2026)